UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of DECEMBER 2007.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date: December 19, 2007                    /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO


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                             TUMI RESOURCES LIMITED
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 699-0202 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

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NEWS RELEASE                                                   DECEMBER 19, 2007



        TUMI RESOURCES COMMENCES INITIAL DRILLING PROGRAM AT SALA, SWEDEN

VANCOUVER, CANADA - TUMI RESOURCES LIMITED ("TUMI" AND/OR THE "COMPANY") (TSXV-TM; OTCBB - TUMIF; FRANKFURT - TUY). David Henstridge, President, is pleased to announce the start of a minimum 2,000m core drill program at its wholly-owned Sala property, located in the Bergslagen District, Sweden. A 2,000m contract with an option for an additional 2,000m has been signed with Swedish contractor Drill Skill AB.

The historic Sala mine was Europe's largest silver producer, and records show that it is likely that in excess of 200 million ozs of silver were produced between the 16th and early 20th centuries. Ore with grades of up to 7000g/t Ag has been reported in historic records. In addition, high-grade sphalerite and galena ore was produced in the mid-1900's. The sulphide ore is hosted by a large carbonate body which has been folded and faulted, causing the sulphides to be preferentially located in fold hinges. As suggested by the longitudinal sections of the mine, the ore body of the historic Sala mine is located in the hinge of a tight fold plunging gently NNW. Bonanza-style high grade ore shoots were also found along the axial plane fault of this fold. Today the historic mine is accessible down to the 155m level by tourists (see website www.salasilvergruva.se) where evidence of the practice of breaking rock by means of fire can still be seen.

Located immediately to the east of the historic Sala deposit is the smaller Bronas mine that produced sphalerite-galena ore between 1947 and 1962. The geometry of the Bronas ore body is similar to the Sala deposit as well as a third deposit which surfaces at the Glas mine immediately south of the Sala deposit. As previously reported (see press release dated June 20, 2007), a 1km long drill target has been defined along strike NNW from the Glas mine, and a total of eight drill sites have been located for the first phase of the drilling program.

The qualified person for Tumi's Projects, David Henstridge, a Fellow of the Australasian Institute of Mining and Metallurgy and a Member of the Australian Institute of Geoscientists, has visited the Sala project area and has verified the contents of this press release.

On behalf of the Board,                     COMPANY CONTACT:
                                            Mariana Bermudez at (604) 699-0202
/s/ David Henstridge                        or email: mbermudez@chasemgt.com
-----------------------                     website: www.tumiresources.com
David Henstridge,
President & CEO                             INVESTOR INFORMATION CONTACT:
                                            Mining Interactive
                                            Nick L. Nicolaas at (604) 657-4058
                                            or email: nick@mininginteractive.com

FORWARD LOOKING STATEMENTS This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Neither the TSX Venture Exchange nor the Frankfurt Deutsche Borse have reviewed the information contained herein, and, therefore, do not accept responsibility for the adequacy or the accuracy of this release.

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